UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A24 (Amendment No. 24)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSON

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (as defined below) and 7,085,189 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 24 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (collectively, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as last amended by Amendment No. 23, filed with the SEC on May 16, 2019 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On October 15, 2020, in a private placement by the Issuer and pursuant to a Convertible Note and Warrant Purchase Agreement (the “October 2020 Agreement”), dated as of October 15, 2020, between the Issuer and Essetifin, Essetifin agreed to purchase, for an aggregate purchase price of $400,000, (i) a convertible promissory note in the principal amount of $400,000 (the “October 2020 Note” and, together with the February 2019 Note and May 2019 Note, the “Notes”), and (ii) a warrant to purchase 835,189 shares of Common Stock at an exercise price of $0.45 per share, issued in connection with the October 2020 Agreement as partial consideration for the October 2020 Note (the “October 2020 Warrant” and, together with the February 2019 Warrant and May 2019 Warrant, the “Warrants”). The purchase price for the October 2020 Note and October 2020 Warrant was paid from Essetifin’s working capital.

Interest accrues on the unpaid principal amount of the October 2020 Note at a rate equal to 5.0% per annum. The October 2020 Note and any accrued interest thereon are convertible at the option of the holder at any time prior to repayment of the October 2020 Note into shares of Common Stock at a conversion price equal to the closing price of the Common Stock as of October 14, 2020, less a 20% discount (approximately $0.3592 per share). The initial outstanding principal amount of the October 2020 Note of $400,000, excluding interest, if converted into Common Stock, would result in the issuance of 1,113,586 shares of Common Stock. The October 2020 Note and any accrued and unpaid interest thereon are payable upon the written demand of the holder thereof at any time after October 14, 2025. At any time prior to maturity of the October 2020 Note, with the written consent of the holders of a majority in interest of the October 2020 Notes, the Issuer may prepay the outstanding principal amount of the October 2020 Notes plus unpaid accrued interest without penalty. Upon the commission of any act of bankruptcy by the Issuer, the execution by the Issuer of a general assignment for the benefit of creditors, the filing by or against the Issuer of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Issuer, the outstanding principal and all accrued interest on the October 2020 Note will accelerate and automatically become immediately due and payable.

The October 2020 Warrant is exercisable into up to 835,189 shares of Common Stock, and is exercisable, in whole or in part, at any time and from time to time, beginning six months from the date of purchase through the fifth anniversary of such date. Therefore, the October 2020 Warrant is exercisable from April 15, 2021 through October 15, 2025.

Copies of the October 2020 Agreement, the form of October 2020 Note and the form of October 2020 Warrant are filed as Exhibits 6, 7 and 8, respectively, to this Schedule 13D and are incorporated herein by reference.

Dispositive power over the shares of Common Stock owned by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of common stock held by Essetifin except to the extent of any pecuniary interest therein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The purpose of purchasing the October 2020 Note and October 2020 Warrant was to provide funds for the Issuer’s working capital and general corporate purposes.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of October 15, 2020, the Reporting Parties are the beneficial owners of 51,521,189 shares of Common Stock, representing 34.4% of the Issuer’s outstanding Common Stock, based on 133,441,788 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2020, plus 9,446,920 shares issuable upon exercise of the Notes (including 4,166,667 shares issuable upon exercise of the February 2019 Note, 4,166,667 shares issuable upon exercise of the May 2019 Note and 1,113,586 shares issuable upon exercise of the October 2020 Note) and 7,085,189 shares issuable upon exercise of the Warrants (including 3,125,000 shares issuable upon exercise of the February 2019 Warrant, 3,125,000 shares issuable upon exercise of the May 2019 Warrant and 835,189 shares issuable upon exercise of the October 2020 Warrant).

(b) The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to vote or direct the vote is 51,521,189. The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to dispose or direct the disposition is 51,521,189.

(c) See Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D and the Reporting Parties’ joint filing agreement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Parties and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Joint Filing Agreement.[1]
2.	Power of Attorney (Paolo Cavazza).[2]
3.	Convertible Note and Warrant Purchase Agreement, dated February 26, 2019, between the Issuer and Essetifin.[3]
4.	Form of February 2019 Note.[4]
5.	Form of February 2019 Warrant.[5]
6.	Convertible Note and Warrant Purchase Agreement, dated October 15, 2020, between the Issuer and Essetifin.
7.	Form of October 2020 Note.
8.	Form of October 2020 Warrant.

[1]	Incorporated by reference to Exhibit 1 to the Reporting Parties’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

[2]	Incorporated by reference to Exhibit 2 to the Reporting Parties’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.

[3]	Incorporated by reference to Exhibit 3 to the Reporting Parties’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.

[4]	Incorporated by reference to Exhibit 4 to the Reporting Parties’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.

[5]	Incorporated by reference to Exhibit 5 to the Reporting Parties’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: October 16, 2020

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: October 16, 2020

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: October 16, 2020

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: October 16, 2020

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: October 16, 2020

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: October 16, 2020

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

** Power of attorney was previously filed with SEC as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.